Exhibit 99.3

Pacific Drilling Announces Filing of Plan of Reorganization Based

on Proposal by Ad Hoc Group of Creditors

LUXEMBOURG, August 1, 2018—Pacific Drilling S.A. (OTC:PACDQ) (“Pacific Drilling” or the “Company”) today announced that it has filed a plan of reorganization in its Chapter 11 proceedings (the “Plan”) based on the proposal presented to the Company’s Board of Directors by an ad hoc group of its secured creditors (collectively, the “Ad Hoc Group”).

Pursuant to the Plan, the Company expects to raise $1.5 billion of new capital comprised of $1.0 billion in a combination of first and second lien secured notes and $500 million of equity. The Plan proposes to provide holders of the Company’s existing 2017 senior secured notes, 2020 senior secured notes and senior secured term loan B with (a) their share of 30.9% of the Company’s pro forma equity, such share being governed by a settlement reached among supporters of the Plan and (b) rights to purchase their share of 51.2% of the Company’s pro forma equity , such share also being governed by a settlement reached among supporters of the Plan, pursuant to a $400 million rights offering which will be backstopped by the Ad Hoc Group. As consideration for its backstop of the equity rights offering, the Ad Hoc Group will receive 5.1% of the Company’s pro forma equity. The Ad Hoc Group will also commit to purchase 12.8% of the pro forma equity in the Company through a $100 million equity private placement. In addition, the Company’s senior secured credit facility and revolving credit facility would be paid in full.  Under the Plan, existing holders of Pacific Drilling common stock would receive no recovery.

The Plan was developed over the course of comprehensive mediation discussions between the Company’s Board of Directors and its stakeholders. The Plan will strengthen the Company’s balance sheet by reducing its leverage and delivering a substantial amount of new capital. Upon consummation of the Plan, Pacific Drilling’s cash position will be significantly enhanced, and the Company will be in a much stronger financial position to take advantage of its dedicated, high-specification deepwater drillship fleet in anticipation of an improving market for offshore drilling services.

The Plan comprises a balance sheet restructuring that is intended not to affect the Company's operations. Additionally, upon consummation of the Plan, the Company expects to pay all unsecured trade claims in full.  Consummation of the Plan is subject to bankruptcy court approval, completion of the anticipated financing transactions and other customary conditions.

The Company’s majority shareholder, Quantum Pacific (Gibraltar) Limited, certain lenders under the Company’s senior secured credit facility and a third-party investor (collectively, the “QP Group”) may elect to file a proposed order on the QP Group’s oral motion, made during the Company’s July 26, 2018, bankruptcy court hearing, to terminate the Company’s exclusive right to file a plan of reorganization, attaching its own Chapter 11 plan. The bankruptcy court will timely rule on the QP Group’s oral motion such that, in the event such motion is granted, the QP Group plan will have sufficient time to be solicited on the same timeline as the Plan.

Additional information about our Chapter 11 proceedings can be found (i) in the Company’s Form 6-K filed along with this announcement, (ii) in the Company’s Form 20-F containing our annual report for the period ended December 31, 2017 as filed with the SEC, (iii) other documents available on the Company’s website at www.pacificdrilling.com/investor-relations/sec-filings, and www.pacificdrilling.com/restructuring and (iv) via the Company’s restructuring information line at +1 866-396-3566 (Toll Free) or +1 646-795-6175 (International Number).

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

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Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as  “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “plan,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.  The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends, future client contract opportunities, contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; projected costs and expenses in connection with potential reorganization plans; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern. Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor in-possession; our ability to confirm and consummate our plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to complete our plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+352 26 84 57 81
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+1 713 334 6662
Media@pacificdrilling.com